

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Roger Hamilton
Chief Executive Officer
Genius Group Ltd.
8 Amoy Street, #01-01
Singapore 049950

> **Re: Genius Group Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed December 30, 2021**
> **File No. 333-257700**

Dear Mr. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2021 letter.

Amendment No. 4 to Registration Statement on Form F-1 Filed December 30, 2021

Cover Page

1. Please revise the graphics on the inside of the registration statement cover page to present a balanced view of your business following the IPO. For example, you highlight that you have a government accredited curriculum that covers ages 0 to 100 years old, however it appears that the only accredited program is that offered by University of Antelope Valley, which covers less than 1% of the total students included in the post-IPO combined company. Similarly, you note that you have 2.1M students learning from over 200 countries around the world, but GeniusU alone has over 90% of these students, and nearly all of these students are free students. In addition, only GeniusU and PIN operate internationally. Please revise to remove any suggestion that the statements made in these

graphics apply to the post-IPO combined company in its entirety. Please consider presenting each of the claims made on this page separately for each post-IPO business so that the investor understands how such claims apply to each of the post-IPO businesses. In addition, where you present the graphic implying that you cover education from "Prep 0-1" through "Mentor 18-100+," please include the number of students enrolled at each of these levels, the number of students that are paying students, the businesses which include such students, the location of these business, and their contribution to overall revenue. For example, for "Prep 0-1" indicate that this subset is covered by Education Angels, which operates only in New Zealand, specify the number of students at ages 0-1, and indicate the percentage of revenue that comes from this subset. Please include similar revisions elsewhere, such as in your Business section where you discuss accredited courses, global faculty, and a "100 Year Curriculum."

Prospectus Summary, page 4

2. Please tell us why "Students" is defined to include only members of GeniusU. Please also include a definition for "Partners" and explain whether "Partners" is defined similarly within each post-IPO business.

3. Please include a comprehensive and prominent description of the operations of the post-IPO company at the beginning of the prospectus summary. In this disclosure, please disclose the number of students (both free and paying) for each business, the countries of operation, and the percentage contribution to overall revenue for each business. Consider including such disclosure in a chart or graphic so that the importance of each business to the overall operations of the company is clear to the investor. Please also specify which business(es) have started using your education tools and entrepreneur programs. For those businesses that do not use such tools or programs, please indicate when you expect to integrate them into the business(es). Please include similar disclosure at the beginning of your Business section.

Overview
A Brief History, page 10

4. In the fourth paragraph on page 11, you compare your actual revenue for 2019 with your pro forma revenue for 2020. In order to provide a more balanced presentation, please revise to also discuss your actual revenue for 2020 as compared to 2019.

Risk Factors
Risks Related to Our Business and Industry, page 30

5. We note that your risk factor disclosure in this section currently focuses on GeniusU, your Edtech platform, and the Pre-IPO Group. Please revise your risk factor disclosure in this section to not only disclose risks that are specific to the Pre-IPO Group and your GeniusU Edtech platform, but also risks related to the businesses of the IPO Acquisition companies. In this regard, we remind you that Item 3.D. of Form 20-F indicates that you

should prominently disclose risk factors that are specific to the nature of business in which you are engaged in and propose to engage in.

Selected Combined and Consolidated Financial Data
Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions), page 67

6. Reference is made to footnote (10). Please explain your basis for presenting Property Investors Network financial information in your pro forma financial information as the combination of Property Investors Network Ltd and Mastermind Principles Ltd. You disclose that the companies are not consolidated for historical reporting purposes as neither is a parent company of the other. Please advise or revise. Also, given that the financial statements for each of these entities that are included as exhibits to your filing were not presented in accordance with IFRS, please explain why no adjustments were required to convert these entities' financial information to IFRS for purposes of the pro forma presentation.

7. Reference is made to footnote (10)(A), Profit and Loss. It appears that the net income after tax and total income of Mastermind Principles and Property Investors Network in GBP for the six months ended June 30, 2021 should be $867 rather than $1,867. Please advise or revise.

Summary Historical Financial Data for Property Investors Network, page 77

8. You disclose that the detailed combined financial data includes the audited financial data for Property Investors Network, however, we note that the audited financial data is for Property Investors Network Limited and Mastermind Principles Ltd. as individual companies rather than on a combined basis. Please revise your disclosure as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The Impact of the COVID-19 Pandemic on Operations, page 83

9. Please update and expand your discussion of the COVID-19 pandemic in this section to provide a more complete account of the effects that the pandemic has had on your operations and financial condition, including such effects that occurred during the six months ended June 30, 2021. For instance, we note your disclosure in your results of operations discussion on page 110 that UAV's revenues for the six months ended June 30, 2021 decreased by $1.04 million as a result of the negative impacts it experienced from the COVID-19 pandemic, yet your disclosure in this section only accounts for the decreases in UAV's revenue as a result of the pandemic for fiscal year 2020. Similarly, your disclosure in this section indicates that portions of the PPP loan UAV received may be forgiven, while the disclosure in your results of operations discussion on pages 99 and 110 indicates that such loan was forgiven during the six months ended June 30, 2021. As a related matter, please revise to discuss how the effects your IPO Acquisition companies have experienced from the pandemic has or will impact their ability to

contribute to your digital education revenue, as you have with respect to the companies in the Pre-IPO Group. Please also make conforming changes to your Business Impact of the COVID-19 Pandemic section starting on page 115. For additional guidance, refer to the Commission's CF Disclosure Guidance: Topics No. 9 and 9A.

Results of Operations, page 97

10.   Please expand your discussion of your results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in your financial statement line items between periods, including additional quantification and discussion of the significant factors and drivers materially affecting such results. For example, provide an explanation as to why PIN experienced the highest revenue growth with $3.2 million pro forma Digital Education Revenue for the six months ended June 30, 2021. Refer to Item 5.A. of Form 20-F.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020 (Income Statement), page 97

11.   You disclose that the reason for UAV's decline in revenue was due to "uncertainties within students to the prolonged lock down in the first half of 2021." Please explain what is meant by "uncertainties," and whether this means that students disenrolled or otherwise decided not to attend. Please also reconcile this with your statement on page 92 that new student growth "has continued in 2021" and with your disclosure on page 91 that education revenue "appears to decrease . . . mainly due to the seasonality" of UAV. To the extent that seasonality is responsible for the decline in revenue, please explain its specific impact.

Credit Facility, page 111

12.   Please revise your disclosure in this section to explain the material terms of PIN's and UAV's credit facilities, including the amount available for borrowing and maturity date under each credit facility.

Related Party Transactions, page 197

13.   Please update this section to reflect all related party transactions that occurred since the beginning of the three preceding fiscal years up to the date of the registration statement on Form F-1, including the $348,000 loan payable to related parties for the acquisition of Entrepreneurs Institute that you made during the six months ended June 30, 2021. See Item 4(a) of Form F-1 and Item 7.B. of Form 20-F.

Legal Matters, page 240

14.   Please indicate who is opining on the legality of the underwriter's warrants being registered on the registration statement, as well as the ordinary shares underlying the warrants, and include an opinion as an exhibit to the registration statement, as well as the

written consent of counsel required by Securities Act Rule 436.

Experts, page 240

15.   Please revise your discussion to reference all of the independent registered public accountants or auditors whose reports are included in the filing or as an exhibit to the filing.

Genius Group Limited and Subsidiaries Consolidated Financial Statements
Note 4. Business Combinations, page F-23

16.   Your disclosure on page F-26 indicates that the difference between the purchase consideration for the Entrepreneur Resorts acquisition and the net assets acquired of $25,190,856 was recorded to reserves in your financial statements. Please explain why this amount does not agree to the amount reflected in your statement of changes in stockholders' equity for 2020 of $20,379,513. Also, your disclosure on page F-25 indicates that the consideration for this acquisition consisted of Genius Group Ltd. ordinary shares of $30,997,810. However, your statement of changes in shareholders equity for the period indicates ordinary shares in the amount of $17,798,374 were issued for this acquisition. Please advise or revise as appropriate.

Exhibits

17.   Refer to the consents of SKS Bailey Group Ltd. filed as Exhibits 23.3 and 23.4. These consents reference an audit report on the financial statements for the years ended December 31, 2020 and 2019 and accountant's review reports for the six months ended June 30, 2021 and 2020. However, the audit report and review report reference only the year ended December 31, 2020 and six months ended June 30, 2021. Please have the independent accountant revise its consent or audit report to correct this discrepancy.

General

18.   We reissue comment 7 in part, as you have not updated your disclosure on pages 177, 178, 183, and 185 to indicate that the extending letters have been amended to extend the IPO deadline for each of the IPO Acquisitions. Please revise your disclosure accordingly.

19.   Please revise to disclose the measure (e.g., revenues, number of students, etc.) by which you believe that:

- you are a "world leading entrepreneur Edtech and education group," as you had previously included, but recently deleted (see pages 5, 82, and 118);

- PIN is the "largest property investor network in England" (see pages 14, 126, and 184);

- you have a dominant position within the global market for entrepreneur education (see pages 17 and 162);

- E-Square is "South Africa's leading entrepreneur education campus" (see pages 14, 125, and 177); and

- you are the "world's most widely used entrepreneur assessment tools" (see page 161).

You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin S. Reichel